

May 25, 2011

Mr. Kevin S. Royal
Senior Vice President and Chief Financial Officer
Maxwell Technologies, Inc.
5271 Viewridge Court, Suite 100
San Diego, California 92123

> RE: **Maxwell Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 1-15477**

Dear Mr. Royal:

We have reviewed your response letter dated May 20, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements, page 48

1.   We note from your response to prior comment 2 that there are VPs for each of the ME, HT and UC product groups. Please tell us what information the VPs review regarding their product line, with whom is this information shared, and to whom do the VPs report.

2.   We note further that your finance people review gross margins. Please tell us how this information is used and with whom it is shared. In this regard, please include in your responses your consideration given to ASC paragraphs 280-10-50-5 through 280-10-50-9.

3.   Please provide us with a sample of the information reviewed by the CEO and the board as well as the other information reviewed by your finance people with respect to each product group.

Note 9. Income Taxes, page 72

4.   In response to prior comment 3 you responded that the company would modify its disclosure in future filings to include the amount of unremitted earnings of the Swiss subsidiary *as a proxy* for the required disclosure under ASC 740-30-50-2(b). Please explain why you added the term 'as a proxy' and why you cannot provide the disclosure required by ASC 740-30-50-2(b) which requires disclosure of the cumulative amount of each type of temporary difference.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 86

5.   We note that you plan to amend your Form 10-K in response to prior comments 4 and 5. We may have further comments after we review that amendment.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan   for

                                        Martin James
                                        Senior Assistant Chief Accountant